FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

04030015

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 1
香港中環士丹利
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

APR 2004

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 MAY 13 A 10: 0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials. File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 29th April, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 5/17

File No.82-4177

Hong Kong Economic Times 30/4/2004

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)
(股份代號：291)

收購物流業務
押後最後截止日期

茲提述本公司於二零零三年七月二十四日發出的公佈。買賣協議訂約方已達成共識，同意將最後截止日期由二零零四年四月三十日押後至二零零四年七月三十一日或之前。

茲提述華潤創業有限公司(「本公司」)於二零零三年七月二十四日發表的公佈(「首份公佈」)，其內容是有關本公司作為買方與華潤(集團)有限公司作為賣方於二零零三年七月二十四日訂立一份買賣協議，藉此買賣 China Resources Logistics (BVI) Limited (「CRL (BVI)」) 的全部已發行股本及股東貸款的利益。除另有界定者外，本公佈所用詞彙與首份公佈所界定者具有相同涵義。

根據買賣協議，代價餘款(即25,000,000港元)將於取得收購 CRL (BVI) 集團旗下中國大陸業務所需的一切中國大陸有關批文後五個營業日內支付，惟無論如何須為二零零四年四月三十日(或由訂約各方可能議定的其他較後日期)或之前支付。截至本公佈發出日期，若干份有關該收購的批文仍有待中華人民共和國商務部審批，惟預期該等批文將於未來數星期內取得。因此，買賣協議訂約方遂於二零零四年四月二十九日訂立一份補充協議；據此，有關訂約方取得所需的一切中國大陸批文的最後截止日期，已由原先二零零四年四月三十日押後至二零零四年七月三十一日(或由訂約各方可能議定的其他較後日期)或之前。

除本公佈所披露者外，買賣協議內全部條款及條件將保持不變。

承董事局命
華潤創業有限公司
公司秘書
李業華

香港，二零零四年四月二十九日

於本公佈發出日期，本公司執行董事為寧高寧先生(主席)、宋林先生(副主席兼董事總經理)、陳樹林先生(副董事總經理)、喬世波先生(副董事總經理)、閻飈先生(副董事總經理)、姜智宏先生(副董事總經理)、劉百成先生、王群先生、鍾義先生及鄺文謙先生；非執行董事為蔣偉先生及謝勝喜先生；而獨立非執行董事為陳普芬博士、黃大寧先生及李家祥博士。

The Standard 30/4/2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Acquisition of Logistics Business
Extension of Long Stop Date

Reference is made to the announcement of the Company dated 24th July, 2003. The parties to the Sale and Purchase Agreement have mutually agreed to extend the long stop date from 30th April, 2004 to a date on or before 31st July, 2004.

Reference is made to the announcement of China Resources Enterprise, Limited (the "Company") dated 24th July, 2003 (the "First Announcement") in relation to the Sale and Purchase Agreement dated 24th July, 2003 entered into between the Company as purchaser and China Resources (Holdings) Company Limited as vendor in respect of the sale and purchase of the entire issued share capital of China Resources Logistics (BVI) Limited ("CRL(BVI)") and of the benefit of a shareholders' loan. Terms used in this announcement shall, unless defined otherwise herein, have the same meanings as those in the First Announcement.

According to the Sale and Purchase Agreement, the balance of the consideration (HK$25,000,000) will be paid within five business days after all relevant Chinese Mainland approvals for acquiring the Chinese Mainland operations of the CRL(BVI) Group have been obtained and in any event on or before 30th April, 2004 (or such other later date as the parties may agree). As of the date of this announcement, certain relevant approvals from 中華人民共和國商務部 (Ministry of Commerce of the People's Republic of China) for the Acquisition have not been obtained, but it is anticipated that the remaining approvals will be obtained within several weeks. Accordingly, the parties to the Sale and Purchase Agreement entered into a supplemental agreement on 29th April, 2004 whereby the long stop date required for the obtaining of all the Chinese Mainland approvals was changed from 30th April, 2004 to a date on or before 31st July, 2004 (or such other later date as the parties may agree).

Save as disclosed herein, all the terms and conditions of the Sale and Purchase Agreement shall remain unchanged.

By order of the Board
China Resources Enterprise, Limited
LEE Yip Wah, Peter
Company Secretary

Hong Kong, 29th April, 2004

As at that date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.